



10015083

Fax: 1-202-777-1030

To: Securities & Exchange Commission – Washington, D.C.

Attention: Compliance

From: Debra Watkins

Re: Burnstone Ventures Inc. News Release

SUPPL

STRICTLY CONFIDENTIAL

Please deliver to the addressee immediately

PLEASE FIND ATTACHED LATEST NEWS RELEASE

Re: File No: 82-3520

dlw 1/20

Suite 800 – 1199 West Hastings Street
Vancouver, B.C. Canada V6E 3T5
Phone: 604-687-2038 Fax: 604-687-3141

NEWS RELEASE

BURNSTONE VENTURES INC.

Suite 800 – 1199 West Hastings Street, Vancouver, B.C. V6E 3T5
Tel.: (604) 687-2038 / Fax.: (604) 687-3141

January 15, 2010 CNSX Symbol: BVE

BURNSTONE CLOSES SECOND TRANCHE OF FINANCING

Vancouver, BC, Canada – Further to the Company's news release dated December 22, 2009, Burnstone Ventures Inc. ("**Burnstone**") is pleased to announce that it has closed a second and final tranche of a non-brokered private placement of 6,667,000 units of Burnstone, as previously announced by news release dated November 20, 2009, for gross proceeds to Burnstone of $43,200. The Company issued 720,000 common shares and 720,000 transferable share purchase warrants to five subscribers. Each unit is comprised of one common share and one transferable share purchase warrant. Each share purchase warrant will entitle the holder to purchase one additional common share in Burnstone at $0.10 per share until January 7, 2012.

The issued securities are subject to a hold period until May 8, 2010. No finder's fees were paid.

Proceeds from the private placement will be used by Burnstone for general working capital and operating expenses.

For further information, please contact:

Gordon Keevil – President
(604) 687-2038 or visit our website at www.pure-diamonds.ca or www.burnstoneventures.com.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration and development activities and events or developments that the Company expects, are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration and development successes, continued availability of capital and financing, and general economic, market or business conditions. Please see our public filings at www.sedar.com